Safia G.

Founder

New York, New York, United States

Contact

www.linkedin.com/in/safia-g-99646121a (LinkedIn)

Top Skills

Business Development

Communication

Strategy

Languages

Amharic

Somali

Arabic

English

Certifications

ULI/REAP CRE fellow

CRE Investment Analysis

Honors-Awards

Crowd favorite venture

Experience

Morgan Stanley

1 year 8 months

Analyst

October 2022 - Present (1 year 3 months)

New York, United States

Summer Analyst

May 2022 - Present (1 year 8 months)

Stride Development

Co-Founder

August 2021 - Present (2 years 5 months)

New York City Metropolitan Area

U.S. House of Representatives

Research Fellow

June 2019 - August 2019 (3 months)

Washington, District of Columbia, United States

COLUMBUS NEXT GENERATION CORPORATION

Business Development Intern

May 2018 - August 2018 (4 months)

Columbus, Ohio Metropolitan Area

Education

Columbia University in the City of New York

Bachelor's degree, Urban Studies, Neuroscience & Behavior

Harvard Business School